FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: B2Gold Corp.

End date of last completed fiscal year: December 31, 2013
Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year	674,719,721	(i)

Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)	$2.73	(ii)

Market value of class or series	(i) X (ii) =		1,841,984,838	(A)

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)			N/A (B)

Market value of other securities at end of the last completed fiscal year:
(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)

Quoted Market Price from Bond Desk: Convertible Senior Subordinated Notes			252,662,434	(C)

(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)			N/A (D)

Capitalization for the last completed fiscal year (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =		2,094,647,272

Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)			53,145

Late Fee, if applicable (As determined under section 2.5 of the Rule)